January 19, 2024

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Commissioners:

We have read the statements made by C21 Investments Inc. as required by Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations contained in the Notice of Change of Auditor dated January 19, 2024. We agree with the statements concerning our Firm in this letter; we are not in a position to agree or disagree with other statements of C21 Investments Inc. contained elsewhere.

Very truly yours,

Marcum LLP